Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 30, 2013

Via Edgar Submission and Courier

Mr. Duc Dang, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	American Homes 4 Rent

Registration Statement on Form S-11

Filed September 13, 2013

File No. 333-191173

Dear Mr. Dang:

On behalf of our client, American Homes 4 Rent (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by the Company in your letter dated September 27, 2013, with regard to the Company’s above-referenced registration statement on Form S-11 (File No. 333-191173) filed on September 13, 2013 (the “Registration Statement”).

For convenience of reference, we have repeated your comments below in italics followed by the Company’s responses. In addition, we have enclosed a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was publicly filed today and marked to indicate changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions set forth in Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

General

1.	We note that you have not included the required XBRL interactive data exhibit with this registration statement. Please refer to Item 601(b)(101) of Regulation S-K and file the required XBRL interactive data.

The Company acknowledges the Staff’s comment and has filed the required XBRL interactive data with Amendment No. 1.

Mr. Duc Dang

U.S. Securities and Exchange Commission

September 30, 2013

2.	Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

The one selling shareholder that was identified in the Registration Statement as a registered broker-dealer, FBR Capital Markets & Co., has requested that its shares not be listed in the Registration Statement. The Company has modified the “Selling Shareholders” table in Amendment No. 1 accordingly. With this change, Amendment No. 1 is not registering the resale of any shares offered by registered broker-dealers.

3.	We note that the shares acquired by selling shareholders that are affiliates of broker-dealers were acquired in private placements that took place in November 2012 and March 2013. Please describe any relationships between such selling shareholders and the issuer and tell us whether the sellers are in the business of underwriting securities.

None of the selling shareholders listed in the Registration Statement that are affiliates of broker-dealers have any relationship with the Company, other than as a shareholder. Based on the information provided to the Company by the selling shareholders, the Company does not believe that any of the selling shareholders that are affiliates of broker-dealers are in the business of underwriting securities.

* * * * *

The Company respectfully believes that the responses above and the proposed modifications contained in Amendment No. 1 to the Registration Statement are responsive to the Staff’s comments. If you have any questions or further comments, please feel free to contact me at (202) 637-8357.

Sincerely,

/s/ James E. Showen James E. Showen
Partner

Enclosure

cc:	Sandra B. Hunter, Securities and Exchange Commission

Sara H. Vogt-Lowell, American Homes 4 Rent

G. Allen Hicks, Hogan Lovells US LLP

William J. Cernius, Latham & Watkins LLP